UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Apptio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

03835C108

(CUSIP Number)

Sachin Gupta

Apptio, Inc.

11100 NE 8th Street, Suite 600

Bellevue, WA 98004

(866) 470-0320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835C108

1.	NAMES OF REPORTING PERSONS Sachin Gupta
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,976,833
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,976,833
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,833
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Apptio, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices located at 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Sachin Gupta (the “Reporting Person”).

(b)	The address of the principal business office of the Reporting Person is 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

(c)	The Reporting Person is the president, chief executive officer and a member of the board of directors of the Issuer.

(d)	During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a U.S. Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person’s beneficial ownership of Class A Common Stock includes 5,344,833 shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”) acquired in connection with the Issuer’s initial public offering of its Class A Common Stock, which closed on September 28, 2016, of which 3,844,833 shares are held by the Reporting Person directly and 1,500,000 shares are held by the Reporting Person indirectly through Sachin Gupta, Trustee of the PG GRAT of 2016 dated July 19, 2016. In connection with the Issuer’s initial public offering, shares of equity securities beneficially owned by the Reporting Person were converted into shares of Class B Common Stock on a one-for-one basis. Shares of Class B Common Stock are convertible at any time, at the holder’s election, into Class A Common Stock on a one-for-one basis.

The Reporting Person’s beneficial ownership of Class A Common Stock also includes 632,000 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof, of which 567,541 shares are scheduled to vest as of such date, subject to the Reporting Person’s continued service. These options are governed by the Issuer’s 2011 Executive Equity Incentive Plan (the “2011 Plan”) and were granted in connection with the Reporting Person’s service as an officer of the Issuer. No additional consideration was paid by the Reporting Person in connection with the receipt of such options.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of Class A Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering. The Reporting Person is a co-founder and the president, chief executive officer and a member of the board of directors of the Issuer. Prior to the Issuer’s initial public offering, the Reporting Person beneficially owned approximately 18.7% of the equity securities of the Issuer.

The Reporting Person has no present plans or proposals for disposition of the shares beneficially owned by him or for acquisition of additional shares. The Reporting Person, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Person may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares. In addition, the Reporting Person may, from time to time, transfer shares beneficially owned by him for tax or other economic planning purposes.

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Pursuant to the terms of a Lock-Up Agreement between the Reporting Person and the underwriters of the Issuer’s initial public offering (the “Lock-Up Agreement”), the Reporting Person is restricted from selling any shares of Class B Common Stock, or Class A Common Stock issued upon conversion of Class B Common Stock, for a period of 180 days beginning September 22, 2016, unless otherwise agreed to by the underwriters. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, as amended, included as Exhibit 7.1 and Exhibit 7.2 attached hereto.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this report, the Reporting Person beneficially owns 5,976,833 shares of Class A Common Stock. As noted above, the number of shares beneficially owned by the Reporting Person includes 5,344,833 shares of Class A Common Stock issuable upon conversion of 5,344,833 shares of Class B Common Stock and 632,000 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof. The Reporting Person’s holdings represent approximately 15.4% of the Issuer’s Class A Common Stock.[1] Each share of Class B Common Stock entitles the holder to 10 votes for each share of Class A Common Stock, and shares of Class A and Class B Common Stock vote together as a single class in all matters submitted to a vote of stockholders. The Reporting Person beneficially owns shares representing approximately 18.3% of the total voting power of the combined voting classes of the capital stock of the Issuer.

(b)	As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 5,976,833 shares of Class A Common Stock beneficially owned by him.

(c)	Except as disclosed in Item 3 and Item 5, the Reporting Person has not effected any transactions with respect to the shares of Class A Common Stock beneficially held by him during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is the president and chief executive officer of the Issuer and is a member of the Issuer’s board of directors and, accordingly, may have the ability to effect and influence control of the Issuer.

The Reporting Person is a party to the Amended and Restated Investors’ Rights Agreement dated as May 3, 2013, by and among the Issuer and certain investors of the Issuer (the “Rights Agreement”). Beginning six months following the Issuer’s initial public offering, various parties to the Rights Agreement have the right to demand that the Issuer use its best efforts to file a registration

[1]

Based upon 38,185,839 shares of Class A Common Stock deemed outstanding, including 6,900,000 shares of Class A Common Stock issued in connection with the Issuer’s initial public offering and 31,285,839 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock, as reported in the Issuer’s final prospectus dated September 22, 2016, filed under Rule 424(b)(5), included in the Registration Statement on Form S-1 (File No. 333-213334), filed August 26, 2016, as amended on September 12, 2016 (the “Registration Statement”).

statement for the registration of the offer and sale of at least such number of shares as will result in anticipated offering proceeds in excess of $10 million. In addition, at any time after the Issuer is qualified to file a registration statement on Form S-3, various parties to the Rights Agreement have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate number of shares to be offered and sold equals at least $1.0 million. If the Issuer proposes to register the offer and sale of any of its securities either for its own account or for the account of other stockholders, various parties to the Rights Agreement have the right, subject to certain exceptions, to include their shares in such registration statement. The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, as amended, included as Exhibit 4.2 and Exhibit 4.3 to the Registration Statement.

Pursuant to the terms of the Lock-Up Agreement, the Reporting Person is restricted from selling any shares of the Class B Common Stock, or Class A Common Stock issued upon conversion of the Class B Common Stock, for a period of 180 days beginning September 28, 2016, unless otherwise agreed to by the underwriters.

The Reporting Person is also a party to stock option agreements under the 2011 Plan. In October 2011, the Reporting Person received a stock option exercisable for 450,000 shares of Class B Common Stock at a price of $2.39 per share, all of which are exercisable within 60 days of the date hereof. In April 2014, the Reporting Person received a stock option exercisable for 182,000 shares of Class B Common Stock at a price of $11.46 per share, all of which are exercisable within 60 days of the date hereof and 117,541 shares of which are vested as of such date.

Other than the agreements and relationships between the Reporting Persons described in Item 5 above in this Item 6, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Title	Incorporation by Reference
		Form	File No.	Exhibit	Filing Date

7.1	Form of Lock-Up Agreement*

7.2	Form of Amendment to Lock-Up Agreement*

7.3	Form of Stock Option Grant Notice and Stock Option Agreement under the 2011 Executive Equity Incentive Plan, as amended	S-1	333-213334	10.18	August 26, 2016

7.4	Amended and Restated Investors’ Rights Agreement, dated May 3, 2013, by and among the registrant and the investors and founders named therein	S-1	333-213334	4.2	August 26, 2016

7.5	Amendment to the Amended and Restated Investors’ Rights Agreement, dated October 11, 2013	S-1	333-213334	4.2	August 26, 2016

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2016

/s/ Sachin Gupta
Sachin Gupta